Filed pursuant to Rule 424(b)(3)

File No. 333-123815

Prospectus Supplement No. 14
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

This prospectus supplement supplements the Prospectus dated May 3, 2005 relating to the resale of 34,197,488 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

On January 5, 2006, our board of directors formally appointed Ian Cope as our chief operations officer.  Mr. Cope will report to our chief executive officer.  Prior to joining us, Mr. Cope was the chief technical officer at DSLi Corporation since November 2002 where he was responsible for the complete operations of a facilities-based competitive local exchange carrier providing a full range of voice and data services using both traditional circuit switched infrastructure and IP Centrex.  From January 2002 through November 2002, Mr. Cope was a consultant to major internet service providers and incumbent local exchange carriers on broadband access solutions, providing technical direction on the planning and implementation of initiatives.  From January 2001 to December 2001, Mr. Cope was the vice president of engineering for NX Networks, Inc.

Also on January 5, 2006, and in connection with this appointment, we entered into an employment agreement with Mr. Cope.  The agreement provides for an annual base salary of $140,000 along with customary benefits.  The agreement further provided for the grant, concurrently with the execution of the agreement, of an incentive stock option to Mr. Cope to purchase 250,000 shares of our common stock with an exercise price of $1.42 per share.  This option is immediately exercisable with respect to 50,000 shares and will vest with respect to an additional 50,000 shares on each anniversary of the date of grant until fully vested.  The employment agreement entitles Mr. Cope to three months’ severance if we terminate him without cause.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 10, 2006